

January 13, 2012

Via Email
Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

> **Re: People's United Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-33326**

Dear Mr. Walters,

We have reviewed your response dated November 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 4 – Loans, page 14

1.   We note your disclosure on page 18 that loan modifications classified as TDRs during the three and nine months ended September 30, 2011 principally involved payment deferrals and/or extensions of terms and that on occasion, a temporary rate reduction may have

been provided. Please revise future filings to provide quantitative information regarding how the financing receivables were modified (i.e., by type of concession granted.) Refer to ASC 310-10-50-33a.

2.   As a related matter, to the extent that you have a material amount of modifications involving interest rate reductions, please consider revising the table on page 18 to also disclose the pre- and post-modification interest rates to provide further quantitative information about the financial effects of the modifications.

Note 13 – New Accounting Standards, page 51

Troubled Debt Restructurings, page 52

3.   We note your disclosure that your existing policies and procedures have been, and remain, consistent with the new TDR guidance and as a result, the adoption of this guidance did not result in the identification of additional TDRs during the nine months ended September 30, 2011. We also note from a prior response dated July 22, 2010 that you do not classify certain commercial loan modifications as TDRs if the modification results in an increase in the borrower's effective interest rate compared to the rate under the original loan terms. Please address the following:

   •   Tell us and revise your future filings to disclose whether you performed any modifications during the period that were not classified as TDRs and cite the reasons for not classifying such modifications as TDRs.

   •   For those modifications that you did not classify as a TDR because the modification resulted in an increase in the borrower's effective interest rate, please tell us how you determined that the modified rate represented a current market rate. Refer to ASC 310-40-15-16.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 86

Portfolio Risk Elements – Home Equity Lending, page 88

4.   We note your response to comment two of our letter dated November 3, 2011 and the disclosure provided on pages 88-89 regarding your home equity portfolio. In particular, we note your disclosure that lien position data is currently only tracked for new originations since January 2011 or when a loan reaches 75 days past due. We continue to believe that disclosure of the percentage of your home equity portfolio for which lien position data is not readily available will provide meaningful information to investors to

aid them in assessing the increased risks associated with this portfolio. Accordingly, please revise your future filings to provide this disclosure as previously requested.

You may contact Rahim Ismail at (202) 551-4965 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Stephanie Hunsaker
Senior Assistant Chief Accountant